Exhibit 99.3

For Immediate Release - Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX EXPLORATION LTD. PROVIDES OPERATIONAL
UPDATE AND PRELIMINARY 2013 GUIDANCE

CALGARY, ALBERTA (October 1, 2012) - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to provide the following operational update and preliminary guidance for 2013.

Bellatrix’s field production at the end of September averaged approximately 18,500 boe/d weighted 35% oil and liquids and 65% natural gas. Production volumes for Q3 will be below expectation averaging between 15,500 boe/d and 16,000 boe/d.  The average volumes were negatively affected by protracted spring breakup conditions, scheduled plant turnarounds, a series of intense localized storms resulting in an unusually high number of occurrences of unscheduled downtime and prolonged wet conditions delaying the third quarter drilling, completion and tie-in program. Power outages caused by power poles being struck by lightning, hail and intense rain shorted out transformers.  In addition a violent rain storm shorted out electrical panels that created significant downtime for a major midstream operator that processes our production. However, Bellatrix continues to expect it will meet its previously announced 2012 calendar year guidance of average daily production of 16,500 to 17,000 boe/d and an exit rate of 19,000 boe/d to 19,500 boe/d.

The third quarter reconstituted drilling program commenced in August expanding from one drilling rig to the current three drilling rigs in operation.  The Company will drill 9 gross (7.71 net) wells consisting of 7 gross (6.21 net) Cardium oil and condensate rich wells and 2 gross (1.5 net) liquids rich Notikewin gas wells in the third quarter and expects to drill 6 gross (4.85 net) wells in the fourth quarter.

In the Brazeau area of West Central Alberta the Company recently completed a long reach Cardium horizontal well (50% WI) to a total depth of 5,014 m with a 2,767 m horizontal leg.  Early production results are showing an IP 3 (average volumes over the initial 3 days of production) of 1,755 boe/d 80% oil and liquids with 20% gas.

During Q3 2012, Bellatrix closed on the disposition of a minor non-core property interest in the Wainwright area, Alberta for $4.25 million after adjustments.  This non-operated unit heavy oil property had production of approximately 59 boe/d. The net proceeds will initially be used to reduce the Company’s bank indebtedness and ultimately will be directed towards the development of its Cardium oil resource program.

Management is proposing a 2013 capital expenditure program of $180 million which is anticipated to be finalized in the fourth quarter of 2012. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints and normal production declines, execution of the 2013 budget is anticipated to provide 2013 average daily production of approximately 20,000 boe/d to 21,000 boe/d and an exit rate of approximately 21,500 boe/d to 22,500 boe/d.

Bellatrix continues to focus on the development of its core assets and conducts exploration programs utilizing its large inventory of geological prospects. As at June 30, 2012, Bellatrix has approximately 202,597 net undeveloped acres and including all opportunities has in excess of 1,525 net exploitation drilling opportunities identified, representing over 30 years of drilling inventory based on annual cashflow.  The Company continues to focus on adding Cardium and Notikewin prospective lands.

The Company’s updated corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 - 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations including anticipated 2012 Q4 drilling plans, 2013 capital expenditure plan, timing for finalizing 2013 capital expenditure plan, anticipated 2012 and 2013 average daily production and exit rate, anticipated 2012 Q3 average daily production, timing of tie-in of wells, and use of proceeds from disposition may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Any references in this news release to test rates, initial and/or final test or production rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will continue production and decline thereafter and such rates are not necessarily indicative of long-term performance or ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company